 CAPITAL PRODUCT PARTNERS L.P ANNOUNCES CASH DISTRIBUTION

ATHENS, Greece, October 23, 2014  --  Capital Product Partners L.P. (NASDAQ: CPLP) today announced that its board of directors has declared a cash distribution of $0.2325  per common unit for the third quarter of  2014  ended September 30, 2014, in line with management’s annual guidance.

The third quarter common unit cash distribution will be paid on November 14, 2014, to unit holders of record on November 7, 2014.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime. For more information about the Partnership, please visit our website: www.capitalpplp.com

Forward – Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C. Petros Christodoulou, CEO and CFO Tel. +30 (210) 4584950 E-mail: p.christodoulou@capitalpplp.com	Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1 212 661 7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director Tel. +30 (210) 4584950 E-mail: j.kalogiratos@capitalpplp.com